EXHIBIT 99.1

Equinor ASA: Information relating to proposed dividend for fourth quarter 2019

Key information relating to the proposed cash dividend to be paid by Equinor (OSE: EQNR, NYSE:EQNR) for fourth quarter 2019.

  Proposed dividend amount: 0.27
  Declared currency: USD
  Last day including rights: 14 May 2020
  Ex-date: 15 May 2020
  Record date: 18 May 2020
  Payment date: 29 May 2020

The proposed dividend amount is subject to approval by the Annual General Meeting on 14 May 2020.

Other information: Dividend per share in NOK will be communicated 22 May 2020.

This information is published in accordance with the requirements of the Continuing Obligations. This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.